SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2005

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

FOX INVESTMENT PLAN

2121 Avenue of the Stars, Suite 647

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, NY 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Fox Investment Plan

Year Ended December 31, 2005

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 19, 2006

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash	$—	$51,470
Investments:
Investments, at fair value	528,120,797	461,308,996
Investments, at contract value	71,721,505	63,345,206

Total investments	599,842,302	524,654,202
Receivables:
Employer contributions	388,336	327,531
Participant contributions	1,076,239	901,273
Interest and other	18,613	33,229

Total receivables	1,483,188	1,262,033

Total assets	601,325,490	525,967,705

Liabilities
Due to broker for securities purchased	75,624	72,082
Other liabilities	126	252

Total liabilities	75,750	72,334

Net assets available for benefits	$601,249,740	$525,895,371

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Contributions:
Employer, net of forfeitures	$18,067,471
Participant	50,852,872
Rollover	4,012,298

Total contributions	72,932,641
Transfer from other plan	90,002
Interest, dividends and other	22,786,961
Net appreciation in fair value of investments	11,078,701

Total additions	106,888,305
Deductions:
Benefits paid to participants	31,408,407
Transfers to other plan	123,829
Administrative and other expenses	1,700

Total deductions	31,533,936

Net increase	75,354,369
Net assets available for benefits at beginning of year	525,895,371

Net assets available for benefits at end of year	$601,249,740

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., to incorporate various optional amendments, and to comply with legislative required amendments.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code.

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions, not to exceed $10,000 in any Plan year.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2005 may not exceed the lesser of (a) $42,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Effective January 1, 2004, the Plan was amended to allow participants to vest in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

For those participants hired prior to January 1, 2004, the prior vesting schedule was retained, and is as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of five years of vesting service (three years of vesting service for participants hired prior to January 1, 2004)

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. For the year ended December 31, 2005, forfeitures of approximately $300,000 were used to reduce the employer matching contributions.

Forfeited balances of approximately $97,000 and $89,000 were available to reduce future contributions as of December 31, 2005 and 2004, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of the Employee Retirement Income Securities Act of 1974 (ERISA). Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies.

During 2004, News Corporation reincorporated in the United States (the Reorganization). Under the terms of the Reorganization, each News Corporation ADS was replaced by two shares of News Corporation’s Class B (Voting) Common Stock.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

2. Summary of Accounting Policies

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2005, approximately $1,700 of administrative expenses were paid from the accounts of the affected participants.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its GICs, which are valued at contract value (see Note 4). Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. The participant loans are stated at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2005		2004
Investments at fair value:
News Corp Class B Common Stock	$27,069,101	*	$30,166,368
Fidelity Puritan Fund	123,209,092		116,663,503
Fidelity Magellan Fund	106,936,084		104,846,852
Mairs & Power Growth Fund	59,114,951		48,316,864
American Funds EuroPacific Growth R4	68,417,742		47,744,253
Fidelity Spartan U.S. Equity Index Fund	36,649,047		32,451,265
PIMCO Total Return Fund	32,269,520		28,367,491
Fidelity Mid-Cap Stock Fund	31,541,361		21,359,666	*

*	Amount represents less than 5% of the Plan’s net assets at year-end.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$14,877,955
News Corp common stock	(3,799,254)

$11,078,701

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit-responsive GICs and synthetic GICs are presented at their contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses and excludes the short-term investment fund.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the underlying assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust should be separately valued and disclosed. The wrapper contract would be valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract should be reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

Contract values are not materially different from the fair values of the contracts as calculated per Statement of Financial Accounting Standards No. 107, as shown below as of December 31, 2005 and 2004:

	2005	2004
Average yield on investment contracts	4.41%	4.25%
Crediting interest rate	4.33%	4.28%
Contract values of GICs	$11,067,497	$14,841,941
Fair value of GICs	$11,022,041	$15,039,839
Contract values of synthetic GICs	$60,654,008	$48,503,265
Fair value of synthetic GICs	$58,911,752	$47,949,386

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

There are various bases and frequencies of determining the crediting interest rates for unallocated investment contracts. Crediting interest rates for certain synthetic GICs are based on the cash flow and performance of the underlying securities. The crediting interest rates are reviewed on either a quarterly or an annual basis and reset if the change is significant. All other contracts have fixed rates for the life of the contract. Certain employer-initiated events are not eligible for book value disbursements from fully benefit-responsive contracts. Such events may cause liquidation of all or a portion of a contract with a market value adjustment.

The fair values of the assets underlying the synthetic GICs approximate the fair value of contracts. The fair values of the assets underlying the synthetic GICs as of December 31, 2005 and 2004, are as follows:

	2005	2004
U.S. government securities	$45,661,856	$36,469,002
Corporate obligations	13,249,896	11,480,384

Fair value of investments	58,911,752	47,949,386
Difference between fair value and contract value of synthetic GICs	1,742,256	553,879

Contract value of synthetic GICs	$60,654,008	$48,503,265

5. Related-Party Transactions

The Plan engages in certain transactions involving the Trustee and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company (Fidelity) the trustee of the Plan, or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2005, were not significant. Investments managed by Fidelity amounted to $322,059,186 and $291,512,970 as of December 31, 2005 and 2004, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity

Fox Investment Plan

Notes to Financial Statements (continued)

6. Income Tax Status (continued)

with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments from the financial statements as of December 31, 2005 and 2004, to investments per the Form 5500:

	2005	2004
Investments per the financial statements	$599,842,302	$524,654,202
Add: Difference between fair value and contract value of GICs	—	197,898

Investments per the Form 5500	$599,842,302	$524,852,100

In prior year, investments in GICs were reflected on the financial statements at contract value since the contracts are benefit responsive; however, the GIC investments were reflected at fair value on the Form 5500 and the accompanying supplemental schedule of assets (held at end of year). Current year’s presentation of GICs on the Form 5500 and the accompanying supplemental schedule of assets (held at end of year) are reported at contract value as permitted by the Form 5500 instructions for benefit responsive GICs.

Supplemental Schedule

Fox Investment Plan

EIN: 20-2141557      Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Common Stock
*News Corp Common Stock
News Corp Class B	Common Stock, 1,629,687 shares	$27,069,101
Interest-bearing cash		553,777

		27,622,878
Money Market
*Fidelity Management Trust Company	Short-term investment fund; 4.18%	3,283,260
Common Collective Trust
Goode Stable Value Trust Fund	Short-term investment fund; 4.53%	2,280,311
Guaranteed Investment Contracts (GICs)
**John Hancock	GIC; 5.67% yield; 7/16/07	1,869,961
**Allstate	GIC; 5.51% yield; 9/17/07	1,851,037
**Security Life of Denver	GIC; 5.96% yield; 2/15/06	641,726
**GE Life and Annuity	GIC; 4.92% yield; 11/15/07	1,183,753
**New York Life Insurance Company	GIC; 4.05% yield; 10/15/07	1,141,783
**Ohio National Life Insurance Company	GIC; 3.95% yield; 3/14/08	745,577
**Principal Life Insurance Company	GIC: 3.67% yield; 10/15/07	774,711
**New York Life Insurance Company	GIC; 5.78% yield; 6/15/06	335,180
**Principal Life Insurance Company	GIC; 2.76% yield; 7/15/08	1,072,313
**Security Life of Denver	Variable GIC; 3.87% yield; 4/06/06	1,011,482
**Monumental Life Insurance Company	GIC; 4.20% yield; 3/15/06	439,974

		11,067,497

Fox Investment Plan

EIN: 20-2141557      Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Synthetic GICs
Rabobank - FOX060201
Barclay’s Global Investors Collective Fund	Variable maturities; 4.46%	$14,493,372
Wrapper		237,848

		14,731,220
Monumental Life Insurance Co. (Aegon) – MDA00355TR
Barclay’s Global Investors Collective Fund	Variable maturities; 4.53% yield	17,616,630
Wrapper		222,231

		17,838,861
UBS AG – 2656	Maturity 1/18/2011, 4.16% yield
DLJ Coml Mtg	Series 99-CG1; Class A11; 1/10/09 $765,000; 6.46%
Federal Home Loan Corp.	Series 03-92; Class NM; 10/25/08 $700,000; 3.50%
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11 $1,000,000; 5.72%
Commercial Mortgage Backed Sec	Series 99-C1; Class A2; 4/15/09 $1,000,000; 6.78%
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08 $1,000,000; 6.26%
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08 $1,350,000; 6.26%
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4, 1/15/11 $720,000, 6.51%
Commercial Mortgage Backed Sec	Series 05-2; Class A3, 7/10/16 $1,250,000; 4.61%	8,071,272
Wrapper		108,792

		8,180,064

Fox Investment Plan

EIN: 20-2141557      Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Bank of America N.A. 03 – 049	Maturity 4/15/2011; 3.96%
Citibank Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.90%
Federal Home Loan Corp.	Series 2515; Class UB; 7/15/06; $1,000,000; 4.50%
MBNA Master Credit Card	Series 03-A7; Class A7; 6/15/08; $1,000,000; 2.65%
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%
Federal Home Loan Corp.	Series 2634; Class ML; 8/15/10; $1,000,000; 3.50%
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	$5,610,764
Wrapper		1,004,601

6,615,365
IXIS Financial Product
WR-1816-01	Maturity 5/16/2011
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%
Rate Reduction Bonds	Series 04-1; Class A1; 11/15/09; $1,000,000; 3.52%
Federal Home Loan Corp.	Series 2785; Class NA; 5/15/11; $1,000,000; 4.00%
Federal Home Loan Corp.	Series 2640; Class TL; 11/15/10; $1,500,000; 4.00%
Commercial Mortgage Backed Sec	Series 2005-CIPI; Class A, 8/12/10; $1,050,000; 4.96%	5,178,624
Wrapper		53,096

5,231,720

Fox Investment Plan

EIN: 20-2141557      Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
AIG Financial Products - 543451	Maturity 11/15/2012
Citibank Credit Card	Series 03-A3; Class A3; 3/10/08; $1,000,000; 3.10%
Federal Home Loan Corp.	Series 2857; Class BG; 10/15/11; $1,000,000; 4.50%
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%
Federal Home Loan Corp.	Series 03-122; Class OJ, 10/25/10 $1,500,000; 4.00%
Federal Home Loan Corp.	Series 2875; Class PY, 11/15/11 $1,050,000; 4.50%	$5,669,187
Wrapper		82,807

		5,751,994
Monumental Life Insurance Co.
(Aegon) – BDA00304TR6 (7)	Maturity 6/15/2010; 4.18%
Commercial Mortgage Backed Security	Series 05-LDP2, Class A2; 6/15/10 $1,000,000; 4.58%	996,371
Wrapper		24,475

		1,020,846
IXIS Financial Product – WR 1816-03	Maturity 5/17/2010; 4.44%
Federal Home Loan Mortgage Corp.	Series 2415; Class CD; 6/15/07; $1,000,000; 5.50%
Commercial Mortgage Backed Security	Series 05-C3, Class A2; 5/15/16 $1,000,000; 4.64%	1,275,532
Wrapper		8,406

		1,283,938
Total Fair Value of Synthetic GICs		58,911,752
Total Fair Value of Wrappers		1,742,256

		60,654,008

Fox Investment Plan

EIN: 20-2141557      Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Mairs & Power	Growth Fund	$59,114,951
American Funds	EuroPacific Growth R4	68,417,742
PIMCO	Total Return Fund	32,269,520
*Fidelity	Puritan Fund	123,209,092
*Fidelity	Magellan Fund	106,936,084
*Fidelity	Spartan U.S. Equity Index Fund	36,649,047
*Fidelity	Mid-Cap Stock Fund	31,541,361
*Fidelity	Equity Income Fund	16,477,362
*Fidelity	Freedom 2010	420,967
*Fidelity	Freedom 2020	817,312
*Fidelity	Freedom 2030	1,113,263
*Fidelity	Freedom 2040	1,281,612
*Fidelity	Freedom 2015	1,192,681
*Fidelity	Freedom 2025	1,108,486
*Fidelity	Freedom 2035	1,311,919

		481,861,399
*Participant loans	Interest rates ranging from 5.00% to 11.00% and maturities through 2016	13,072,949

Total investments		$599,842,302

*	Represents a party-in-interest as defined by ERISA.

**	Benefit responsive GICs are reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits, Fox Entertainment Group, Inc.

Date: June 27, 2006

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP